Exhibit 99.1

Wowjoint Holdings Limited Signs $8 Million in New Contracts; Order Backlog Expanded

Expands Customer Base with New Sales Contract

Second Leasing Contract for a Special Launching Carrier

BEIJING, May 5, 2011 /PRNewswire-Asia/ -- Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq:BWOW - News), China's innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, today announced it has signed $8 million in new contracts, consisting of a $4 million sales contract and a $4 million leasing contract.

The sales contract, for a 900 ton special launching carrier, is Wowjoint's first agreement with China Railway 17th Bureau Group which demonstrates the continued expansion that Wowjoint is enjoying with customers domestically as well as internationally. The carrier has an anticipated delivery within the third quarter of 2011. This customized carrier will be utilized to erect viaducts on three separate high-speed railway projects, which include the Hangzhou-Changsha, Nanjing-Anqing and Shanghai-Kunming high-speed railways.

"We are extremely excited about our new relationship with China Railway 17th Bureau Group," Mr. Yabin Liu, Chief Executive Officer of Wowjoint stated. "This displays how our products are achieving deeper penetration within the infrastructure industry. Our constant focus on expanding our business within China and abroad, coupled with the robust pipeline of new railway projects has provided Wowjoint with tremendous sales momentum."

China Railway No. 3 Engineering Group, Co's Rail Line and Bridge Engineering Branch signed a leasing contract for a 900 ton special launching carrier, marking the second leasing agreement for Wowjoint's most customized equipment. The contract is for 18 months, beginning October 1, 2011 when the equipment will be delivered. It will be utilized on a section of the Shanghai-Kunming high-speed railway.

Mr. Liu continued, "Our equipment continues to grow in demand and this contract shows our ability to provide extremely customized equipment but in a leasing situation. We believe that we will continue to expand our leasing business, thereby increasing the diversification in our revenue streams and penetrating new markets and customers."

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large-scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Aubrye Harris-Foote, Vice President Investor Relations
Tel: +1-530-475-2793
Email: aubrye@wowjoint.com
Website: www.wowjoint.com